Exhibit 99.1

JX Luxventure Announces $5,000,000 Exclusive Software Equipment Sales and Development Agreement

HAIKOU, China, September 23, 2025 /PRNewswire/ -- JX Luxventure Group Inc. (Nasdaq: JXG) (the “Company”), a technology company engages in integrated tourism services, including tourism, duty-free cross-border goods, and comprehensive e-commerce technology solutions, today announced that, on September 22, 2025, Jinxuan (Hainan) Digital Technology Co., Ltd. (“JX Hainan”), a subsidiary of the Company, entered into a System Equipment Sales and System Research and Development Exclusive Project Service Agreement (the “Agreement”) with Beijing Shuhangtong Information Technology Co., Ltd (“BSITC”).

Under the Agreement, BSITC commits to purchasing customized AI intelligent cross-border pharmacy equipment, ERP comprehensive management systems, and SBBC store distribution systems, along with associated secondary development, specialized technical research, and three-year maintenance services, for up to approximately $5,000,000 in value. This partnership leverages Hainan’s Free Trade Port policies to strengthen supply chain efficiency and market expansion, enabling seamless integration of advanced e-commerce platforms for duty-free cross-border pharmaceutical and consumer goods distribution.

“This strategic cooperation with BSITC underscores our leadership in cross-border e-commerce and duty-free supply chain solutions and marks a key milestone in our mission to bridge global brands with China’s thriving duty-free market. With Hainan’s progressive trade policies driving demand, we are well-positioned to capitalize on this procurement commitment. Our integrated logistics, compliance expertise, and technology platform will ensure seamless execution, delivering value to both partners and consumers.”

About JX Luxventure Group Inc.

Headquartered in Haikou, China, JX Luxventure Group Inc. is a technology company engages in integrated tourism services, including tourism, duty-free cross-border goods, and comprehensive e-commerce technology solutions.  To learn more about the Company, please visit its corporate website at https://www.jxluxventure.com/en/.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of JX Luxventure Group Inc., and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

CONTACT: Jessica Rhodes ir@jxluxventure.com